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                                                                    Exhibit I


                              December 22, 2000

Board of Directors
Chromcraft Revington, Inc.
1100 North Washington Street
Delphi, IN  46923

Gentlemen:

      This letter sets forth a proposal under which a new entity to be formed by an affiliate of Citigroup, Court Square Capital Limited, and one or more of its affiliates ("Newco") proposes to acquire the issued and outstanding capital stock of Chromcraft Revington, Inc. (the "Company") not owned by Court Square Capital Limited and its affiliates for $10.30 cash per share. This offer is based on the information which has been provided to us to date and assumes that the Company's existing indebtedness will remain in place.

      If this proposal is acceptable to you, we will proceed promptly with the Company to negotiate a binding definitive merger agreement providing for the acquisition. As you know, we are very familiar with the Company. Execution of the definitive agreement would be subject to the completion of our confirmatory due diligence, the satisfaction of any applicable federal or state regulatory requirements and the approval of the Company's board of directors and stockholders. The agreement would also contain representations, warranties and covenants and other conditions customary for transactions of this type.

      We contemplate that employees of the Company following the acquisition will be provided with a compensation and benefit package which is no less favorable to the employees than that currently provided by the Company, that the Company's organization will be kept intact and that the Company's headquarters will remain at its present location.

      In order for us to confirm the offer contained herein, the Company agrees to afford, and cause its respective affiliates, officers, and agents to afford, to Newco, Court Square Capital Limited and their respective representatives and agents full, complete and timely access to the properties, business, personnel, and financial, legal, real estate, tax and other data and information of the Company as reasonably requested by Newco, Court Square Capital Limited or their respective representatives or agents.

      In connection with the transactions contemplated hereby, each of Newco and Court Square Capital Limited agrees that it shall and it shall cause its advisors, representatives, officers, agents and affiliates to keep all nonpublic information concerning the business and affairs of the Company confidential and that it shall not disclose such confidential information to any third party (other than it's
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Chromcraft Revington, Inc.
December 22, 2000
Page 2


advisors, representatives and agents, on a need-to-know basis, for purposes of evaluating and negotiating the transactions contemplated by this letter) without the prior written consent of the Company, other than such disclosure as the disclosing party reasonably determines to be required by any applicable law.

      It is understood that this letter represents our understanding with respect to the acquisition, and that the parties intend to proceed promptly and in good faith, subject to the terms of this letter and the Agreement, to consummate the acquisition contemplated by this letter, but that a binding agreement with respect to the acquisition will result only from execution of the definitive merger agreement. Notwithstanding the foregoing, the provisions of the immediately preceding paragraph shall be binding on the parties hereto.

      THIS LETTER AGREEMENT SHALL BE GOVERNED BY THE INTERNAL LAWS, AND NOT THE LAWS OF CONFLICTS OF, THE STATE OF NEW YORK.

      We reserve the right to withdraw the proposal at any time prior to its acceptance in the manner indicated below. If the foregoing is agreeable to you, please so confirm by signing and returning to us a duplicate of this letter.


                                    Very truly yours,


                                    COURT SQUARE CAPITAL LIMITED


                                    By:   /s/ Ian D. Highet
                                          --------------------------
                                          Name:  Ian D. Highet
                                          Title: Vice President


ACCEPTED AND AGREED TO AS OF
THE DATE FIRST WRITTEN ABOVE:


CHROMCRAFT REVINGTON, INC.


By:   __________________________
      Name:
      Title: